                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                         _____________________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                          MCI Communications Corporation
              -----------------------------------------------------
                                (Name of company)

                                 Common Stock
              -----------------------------------------------------
                         (Title of class of securities)
                                   552673105
                                 (CUSIP Number)

                                 Colin R. Green
                       Secretary and Chief Legal Advisor
                         British Telecommunications plc
                                   BT Centre
                               81 Newgate Street
                            London EC1A 7AJ, England
                         Tel. No.:  (011) 44-71-356-5000
                 ---------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               November 3, 1996
              -----------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                                  SCHEDULE 13D


  CUSIP No. 552673105



    1     NAME OF REPORTING PERSON

          British Telecommunications plc

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                    (a) [ ]

                                                                                                    (b) [ ]


    3     SEC USE ONLY

    4     SOURCE OF FUNDS:   WC


    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]


    6     CITIZENSHIP OR PLACE OF ORGANIZATION:      England and Wales


                              7     SOLE VOTING POWER:
                                            135,998,932 shares of Class A Common Stock, and upon
          NUMBER OF                         conversion thereof, 135,998,932 shares of Common Stock
           SHARES
        BENEFICIALLY          8     SHARED VOTING POWER:     N/A
          OWNED BY
            EACH              9     SOLE DISPOSITIVE POWER:
         REPORTING                          135,998,932 shares of Class A Common Stock, and upon
           PERSON                           conversion thereof, 135,998,932 shares of Common Stock
            WITH
                              10    SHARED DISPOSITIVE POWER:  N/A

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                   135,998,932 shares of Class A Common Stock, and upon
                   conversion thereof, 135,998,932 shares of Common Stock

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                           [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   100% of Class A Common Stock.  If the Class A Common Stock
                   converts to Common Stock, approximately 20% of the Common Stock
   14     TYPE OF REPORTING PERSON:         CO

                 This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on October 11, 1994 by British Telecommunications plc, a public limited company incorporated under the laws of England and Wales (the "Reporting Person"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.10 per share (the "Common Stock"), of MCI Communications Corporation, a Delaware corporation (the "Company").

                 The following amendment to Item 4 of the Schedule 13D is hereby made:

ITEM 4.   PURPOSE OF TRANSACTION.

                 Item 4 is amended and restated in its entirety as follows:

                 On November 3, 1996, the Company, the Reporting Person and Tadworth Corporation, a Delaware corporation and a wholly owned subsidiary of the Reporting Person, entered into an Agreement and Plan of Merger (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference in its entirety. Upon the satisfaction of the conditions set forth in the Merger Agreement, the Company will merge (the "Merger") with and into Tadworth Corporation (the "Surviving Corporation") and each share of the Common Stock not held in the treasury of the Company or owned by the Reporting Person or Tadworth Corporation or any persons who shall have properly exercised their rights to appraisal under Delaware law shall be automatically converted into the right to receive 0.54 American Depositary Shares of the Reporting Person, each representing ten ordinary shares of 25 pence each of the Reporting Person, and $6 in cash. The combined company will be named Concert plc and will operate under the BT and MCI brand names in the United Kingdom and the United States, respectively.

                 Consummation of the Merger is subject to various conditions, including receipt of the approval of the shareholders of the Company and the Reporting Person and receipt of required regulatory approvals. A press release relating to the foregoing events is attached hereto as Exhibit 5 and is incorporated herein by reference in its entirety.

                 The following amendment to Item 5 of the Schedule 13D is hereby made:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 is amended and supplemented as follows:

                 (i) Replacing the second paragraph of part (a) with the following:

                 Except for information set forth in this Item 5 and Item 6, the Reporting Person and, to the best knowledge of the Reporting Person, none of the executive officers and directors of the Reporting Person, beneficially own any shares of Common Stock of the Company.

                 Bert C. Roberts, Jr., Chairman and Chief Executive Officer of the Company and a Non-Executive Director of the Reporting Person, beneficially owns 1,615,836 shares of the Common Stock of the Company. The number of shares owned includes: 45,798 shares of Common Stock allocated to Mr. Roberts' ESOP account; 1,408,300 shares of Common Stock that Mr. Roberts has the right to acquire by the exercise of stock options; 322,536 shares of Common Stock from restricted stock awards; and 116,250 shares of Common Stock owned by a limited partnership in which Mr. Roberts is a general partner. 12,000 shares of Common Stock owned by Mr. Roberts' spouse as custodian for the benefit of their minor child are not included in the above number as Mr. Roberts disclaims beneficial ownership of these shares.

                 Gerald H. Taylor, President of the Company and a Non-Executive Director of the Reporting Person, beneficially owns 676,478 shares of the Common Stock of the Company. The number of shares of Common Stock beneficially owned by Mr. Taylor includes: 31,085 shares of Common Stock allocated to Mr. Taylor's ESOP account; 449,090 shares of Common Stock that Mr. Taylor has the right to acquire by the exercise of stock options; and 252,150 shares of Common Stock from restricted stock awards.

                 Sir Peter L. Bonfield, Chief Executive and an Executive Director of the Reporting Company, beneficially owns 350 shares of the Common Stock of the Company.

                 (ii)  Adding the following to the end of part (b):

                 Except for the shares of Common Stock allocated to the ESOP funds of Messrs. Taylor and Roberts, shares beneficially held pursuant to unexercised stock options and shares of Common Stock held as restricted stock, each of Mr. Taylor, Mr. Roberts and Sir Peter Bonfield has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of the shares of Common Stock owned by each of them.

                 Messrs. Taylor and Roberts have the sole power to vote or to direct the vote of shares of Common Stock allocated to their ESOP funds or held as restricted stock, but they do not have the power to dispose of or direct the disposition of these shares.

                 Messrs. Taylor and Roberts have no power to vote or to direct the vote, or to dispose of or direct the disposition of, shares of Common Stock beneficially owned pursuant to unexercised stock options.

                 (iii) Adding the following to the end of part (d):

                 The ESOP trustee has the right to direct the receipt of dividends from the shares of Common Stock held by Messrs. Roberts and Taylor that are allocated to their ESOP funds. Such dividends are reinvested in shares of Common Stock in the ESOP fund.

                 Dividends accruing from shares of restricted stock held by Messrs. Roberts and Taylor are held in an escrow account and are paid pro rata at such time as when the restrictions lapse.

                 The following amendment to Item 6 of the Schedule 13D is hereby made:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                 Item 6 is supplemented as follows:

                 The Reporting Person has designated three persons, Sir Peter
L. Bonfield, Mr. Alfred T. Mockett and Mr. Alan W. Rudge, as Class A Directors of the Company. As soon as reasonably practicable, the Reporting Person intends that Mr. J. Keith Oates and Sir Colin A. Marshall will succeed
Mr. Mockett and Mr. Rudge as Class A Directors of the Company. Each such Class A Director is entitled to receive options to purchase shares of the Common Stock pursuant to the Company's 1988 Directors' Stock Option Plan.
Mr. Mockett has 20,000 options which are currently exercisable, Mr. Rudge has 10,000 options which are currently exercisable and Mr. Bonfield has no options which are currently exercisable. Messrs. Bonfield, Rudge, Oates and Marshall are directors and executive officers of the Reporting Person.

                 Bert C. Roberts, Jr., the Chairman and Chief Executive Officer of the Company, and Gerald H. Taylor, the President and Chief Operating Officer of the Company, are both Non-Executive Directors of the Reporting Person. Both Mr. Roberts and Mr. Taylor are parties to employment agreements with the Company and are participants in various employee benefits plans of the Company, including stock option plans and ESOPs.

                 The following amendment to Item 7 of the Schedule 13D is hereby made:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 Item 7 is supplemented as follows:

4.          Agreement and Plan of Merger, dated as of November 3, 1996.

5.          Reporting Person press release, dated November 3, 1996.

                                   Signature


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  November 4, 1996               British Telecommunications plc



                                       By  /s/ JACK GREENBERG
                                         ---------------------------------
                                         Name:  Jack Greenberg
                                         Title: Director, Legal Services,
                                                Global Communications

                                                                     SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF THE REPORTING PERSON


                 The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. Except as indicated, each person's business address is BT Centre, 81 Newgate Street, London, EC1A 7AJ. Unless otherwise indicated, each of the named individuals listed below is a citizen of the United Kingdom.



                                                            Present Principal
                                                            Occupation Including
Name and Title                                              Name of Employer
--------------                                              ----------------
Sir Iain Vallance, Chairman and                             British Telecommunications plc
Executive Director

Sir Colin M. Marshall, Deputy Chairman                      Non-Executive Chairman of British
and Non-Executive Director                                  Airways plc (airline)  (Business
                                                            Address:  Speedbird House, Heathrow
                                                            Airport, Hounslow TW6 2JA, England)

Sir Peter Bonfield, CBE, Chief Executive                    British Telecommunications plc
and Executive Director

Robert P. Brace, Group Finance Director                     British Telecommunications plc
and Executive Director

Dr. Alan W. Rudge, CBE FRS,                                 British Telecommunications plc
Deputy Chief Executive
and Executive Director

Malcolm Argent, CBE, Non-Executive Director                 Deputy Chairman of the Civil Aviation
                                                            Authority  (Business Address:  CAA House 45-49 Kingsway, London,
                                                            WC2B 6TE, England)

Yve M. Newbold, Non-Executive Director                      Chief Executive of PRO NED Ltd. (professional placement firm)
                                                            (Business Address:  Devonshire House, Mayfair Place, London, W1X
                                                            6BA, England)

Sir Ewen Fergusson, GCMG GCVO                               Non-Executive Chairman of Coutts & Co.
Non-Executive Director                                      (private banking)  (Business Address:  Coutts & Co., 440 Strand,
                                                            London, WC2R OQS, England)

J. Keith Oates, Non-Executive Director                      Deputy Chairman and Managing Director of Marks and Spencer plc.
                                                            (department stores)  (Business Address:  Michael House, Baker
                                                            Street, London, W1A 1DN, England)

Dr. Iain Anderson, Non-Executive Director                   Chairman of Chemicals Sector of
                                                            Unilever plc. (consumer goods) (Business Address:  Unilever House,
                                                            P.O. Box 68, Blackfriars, London, EC4P 4BQ, England)

Birgit E. Breuel, Non-Executive Director                    General Commissioner of EXPO 2000, to
(Citizen of the Federal Republic of Germany)                be held in Germany (Business Address:   Wallstrasse 15-15A, Berlin,
                                                            10179, Germany)

Bert C. Roberts, Jr., Non-Executive Director                Chairman and Chief Executive Officer of
(Citizen of the United States of America)                   MCI Communications Corporation (telecommunications) (Business
                                                            Address:  MCI Communications Corporation, 1801 Pennsylvania Avenue,
                                                            N.W., Washington, D.C., U.S.A. 20006)

Gerald H. Taylor, Non-Executive Director                    President and Chief Operating Officer of
(Citizen of the United States of America)                   MCI Communications Corporation (telecommunications) (Business
                                                            Address:  MCI Communications Corporation, 1801 Pennsylvania Avenue,
                                                            N.W., Washington, D.C., U.S.A. 20006)

                               INDEX TO EXHIBITS


1. Amended and Restated Investment Agreement, dated as of January 31, 1994, between the reporting Person and the Company, amending and restating the Investment Agreement, dated as of August 4, 1993, between the Reporting Person and the Company.

2. Registration Rights Agreement, dated as of September 30, 1994, between the Reporting Person and the Company.

3. First Amendment, dated as of September 29, 1994, to the Investment Agreement, between the Reporting Person and the Company.

4.*      Agreement and Plan of Merger, dated as of November 3, 1996.

5.*      Reporting Person press release, dated November 3, 1996.


----------------

*        Filed herewith.